Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2018

In this report, as used herein, and unless the context suggests otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.65 to $1.00, the representative exchange rate reported by the Bank of Israel on June 30, 2018.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements as of and for the six months ended June 30, 2017 and 2018 and the notes thereto (the “Financial Statements”), which are filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on September 17, 2018. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results, including the timing of future events, may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed in our 2017 annual report on Form 20-F filed with the SEC on March 27, 2018 (the “Annual Report”) and elsewhere in this report.

Overview

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

Our headquarters and primary research and development facilities are located in Israel, and we have other offices located in the United States and Europe.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors.

Please see Note 2 to the Financial Statements for a summary of significant accounting policies. In addition, please see Part I, Item 5, "Critical Accounting Policies and Estimates" in our 2017 Annual Report.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the Financial Statements.

Legal Proceedings

We are involved in various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 8 to the Financial Statements.

Off-Balance Sheet Arrangements

As of June 30, 2018, we did not have any off-balance sheet arrangements.

Results of Operations

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Revenues

The following table shows our revenues by category (in thousands of U.S. dollars):

	Six months ended June 30,
	2017	2018

Advertising	$59,697	$62,501
Search and other	71,967	61,201
Total Revenues	$131,664	$123,702

Revenues decreased by 6% in the six-month period ended June 30, 2018 from the six-month period ended June 30, 2017, as discussed below:

Search and other revenues. Search and other revenues decreased by 15% in the six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017. This decrease was primarily due to churn of our legacy products and the second quarter of 2017 network cleanup.

Advertising revenues. Advertising revenues increased by 5% in the six-month period ended June 30, 2018 compared to the six-month period ended June 30,2017. The increase was primarily due to the attribution of the brand spend in the six-month period ended June 30, 2018.

Costs and Expenses

The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Six months ended June 30,
	2017	2018

Cost of revenues	$11,807	$11,867
Customer acquisition costs and media buy	63,838	62,990
Research and development	8,967	10,222
Selling and marketing	26,465	19,782
General and administrative	11,188	9,167
Depreciation and amortization	9,909	4,562
Impairment charges	43,847	-
Restructuring costs	-	2,075

Total Costs and Expenses	$176,021	$120,665

Cost of revenues

Cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance.

Cost of revenues increased from 9% of revenues in the six-month period ended June 30, 2017 to 10% of revenues in the six-month period ended June 30, 2018.

Customer acquisition costs and media buy

Customer acquisition costs (“CAC”) consist primarily of payments to publishers and developers that distribute our search properties together with their products, as well as the cost of distributing our own products. Customer acquisition costs are primarily based on revenue share agreements with our traffic sources. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads.

CAC and media buy increased from 48% of revenues in the six-month period ended June 30, 2017 to 51% of revenues in the six-month period ended June 30, 2018, the increase as percentage of revenue is attributed to our search and advertising activities. In Search and other revenues, the increase as a percentage of revenues is primarily due to the churn of our legacy products, while in Advertising, the increase is mainly attributed to product mix and due to the effect of header bidding and Chrome ad blocker.

Research and development expenses (“R&D”)

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees.

R&D increased from 7% of revenues in the six-month period ended June 30, 2017 to 8% of revenues in the six-month period ended June 30, 2018.

Selling and marketing expenses (“S&M”)

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity.

S&M decreased from 20% of revenues in the six-month period ended June 30, 2017 to 16% of revenues in the six-month period ended June 30, 2018, primarily due to the decrease in headcount.

General and administrative expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. G&A expenses are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquirer of other businesses.

G&A decreased from 8% of revenues in the six-month period ended June 30, 2017 to 7% of revenues in the six-month period ended June 30, 2018. The decrease is primarily due to headcount and other corporate expense reductions.

Depreciation and amortization

The decrease in depreciation and amortization is primarily attributable to the lower amortization of the acquired intangible assets from the Undertone acquisition, as a result of an impairment charge in 2017.

Impairment charges

In June 2017, we performed an impairment review of our goodwill and intangible assets that were recognized in connection with the acquisition of Undertone, which resulted in an impairment of $43.8 million (see Note 4 to the Financial Statements). In June 2018, the Company determined that there were no indicators of potential impairment with regards to its reporting units which required interim goodwill impairment analysis.

Taxes on income

We recorded a tax on income expenses of $0.2 million and tax benefit of $9.8 million for the six-month period ended June 30, 2018 and June 30, 2017, respectively.

The effective tax rate was 15.3% and 20.4% for the six-month period ended June 30, 2018 and June 30, 2017, respectively. The comparison of our effective tax rate between periods is significantly impacted by the level of pre-tax income earned and the mix between the different jurisdictions in which we operate.

Net income (loss)

Net income (loss) increased by $39.1 million, from a net loss of $38.1 million in the six-month period ended June 30, 2017 to a net income of $1.0 million in the six-month period ended June 30, 2018. The increase was mainly due to $43.8 million non-cash impairment of goodwill and intangible assets related to the Undertone business in the six-month period ended June 30,  2017.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2018, we had $34.7 million in cash and cash equivalents, compared to $31.6 million at December 31, 2017.

Our cash flows were in summary as follows (in thousands of U.S. dollars):

	Six months ended June 30,
	2017	2018

Net cash provided by operating activities	$11,771	$17,454
Net cash provided by investing activities	2,865	4,746
Net cash used in financing activities	(17,865)	(19,149)

	$(3,229)	$3,051

Net cash provided by operating activities

In the six-month period ended June 30, 2018, our operating activities provided cash in the amount of $17.4 million, primarily due to depreciation and amortization of $4.5 million, non-cash share-based compensation expenses of $1.5 million and net changes of $11.4 million in operating assets and liabilities.

In the six-month period ended June 30, 2017, our operating activities provided cash in the amount of $11.8 million, primarily due to our net loss of $38.1 million, increased by non-cash impairment charges of $43.8 million, depreciation and amortization of $9.9 million, non-cash share-based compensation expenses of $1.1 million, change in fair value of convertible debt of $3.8 million and other non-cash operating expenses of $0.4 million and net changes of $1.7 million in operating assets and liabilities partially offset by a decrease of $10.8 million in deferred taxes.

Net cash provided by investing activities

In the six-month period ended June 30, 2018, our investing activities provided cash in the amount of $4.7 million, primarily due to $5.9 million proceeds from maturities of short-term bank deposits, partially offset by $1.1 million invested in capitalized development costs and $0.1 million invested in the purchase of property and equipment.

In the six-month period ended June 30, 2017, our investing activities provided cash in the amount of $2.9 million, primarily due to $6.9 million proceeds from maturities of short-term bank deposits, partially offset by $2.8 million invested in capitalized development costs and $1.2 million invested in the purchase of property and equipment.

Net cash used in financing activities

In the six-month period ended June 30, 2018, we used in our financing activities cash in the amount of $19.1 million, primarily for $8.1 million repayment of our convertible bonds and $11.0 million repayments of long-term loans.

In the six-month period ended June 30, 2017, we used in our financing activities cash in the amount of $17.9 million, primarily for $7.9 million repayment of our convertible bonds, $7.4 million repayments of long-term loans, $7.0 million repayments of short-term loans and $0.5 million used for the repayment of obligations related to the Undertone acquisition partially offset by $5.0 million proceeds from a new long-term loan.

Credit Facilities

In December 2014, we executed a cross-currency and interest SWAP transaction with one of the banks in order to mitigate the potential impact of the fluctuations in the ILS/USD exchange rate in regards to the future interest and principal payments of our convertible bonds (described below), which are all denominated in ILS. In April 1, 2015, we amended the agreement in regards to the financial covenants to secure the fulfillment of all the obligations, liabilities and indebtedness, effective December 31, 2014. The agreement contains various provisions, including financial covenants, restrictive covenants, including negative pledges, and other commitments, typically contained in facility agreements of this type.

On May 9, 2017, we secured $17.5 million under a new credit facility from an Israeli bank. The credit facility is secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients and is guaranteed by Perion. Out of the total credit facility, $5.0 million is a long-term loan bearing interest at LIBOR plus 5% per annum, to be repaid in 36 equal installments starting from June 30, 2017, and a $12.5 million revolving credit line bearing interest at LIBOR plus 3.5% per annum. As June 30, 2018, the remaining principal balance of the loan was $3.3 million.

The credit facility is available until May 15, 2020, and is not utilized as of June 30, 2018.

On November 30, 2015, concurrently with the closing of the Undertone acquisition, Interactive Holding Corp. entered into a new secured credit agreement for $50.0 million, due in quarterly installments from March 2016 to November 2019. The outstanding principal bears interest at LIBOR plus 5.5% per annum and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The credit is required to be prepaid by Undertone in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under the merger agreement with Undertone. The debt issuance cost amounted to $1.4 million, which was deducted from the carrying amount of that debt in the consolidated balance sheets and amortized during the term of the loan as interest expense according to the effective interest method.

According to the credit agreement, Undertone has the option for prepayment, which shall be applied to principal installments as specified by Undertone. In 2016, Undertone prepaid $5.0 million, In May 2017 an additional $5.0 million, which was applied to the final principal upon maturity. In November 2017, Undertone opted to exercise its equity cure right to cure certain financial covenant defaults for the fiscal quarter ending September 30, 2017.  To this extent, Undertone paid $1.6 million which was applied to subsequent amortization payments in the direct order of maturity.

On March 6, 2018, the Company entered into a fourth amendment to its secured credit agreement which provides for a waiver of the financial covenants of the quarter ending December 31, 2017 and provides covenants relief. The Amendment was conditioned upon an $8,000 prepayment of the term loan, which took place the same date. As of June 30, 2018, the principal outstanding balance was $22.2 million.

The Company was in compliance with all its financial covenants under the credit agreement as of June 30, 2018.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the "Bonds"). The Bonds have an aggregate principal amount of approximately ILS 143.5 million, of which, as of July 30, 2018, approximately ILS 57.4 million are outstanding (approximately $15.8 million). The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 2.6 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $9.20 per share as of June 30, 2018). The principal of the Bonds is repayable in five equal annual installments commenced on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increases up to 6%, in the event of downgrades of our debt rating. On February 15, 2018, Standard & Poor's Maalot Ratings Services reaffirmed our corporate credit rating of ilA-, with a stable outlook. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

As of June 30, 2018, we were in compliance with all of the financial covenants governing the Bonds.

Financing Needs

We believe our current cash, cash equivalents and cash generated from operations as well as our available credit facilities will be sufficient to meet our working capital, debt, convertible bonds and capital expenditure needs for at least the next twelve months.